December 24, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Brian Soares

Re:	WaferGen Bio-systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2013
File No. 333-191645

Ladies and Gentlemen:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 20, 2013, with respect to the registration statement on Form S-1, as amended (File No. 333-191645) (the “Registration Statement”).  The Registration Statement relates to the contemplated registration and offering (the “Offering”) of up to 10,934,470 (previously 10,949,689) shares of the Company’s Common Stock (the “Offering Shares”), consisting of (i) 2,783,519 (previously 2,798,738) Offering Shares (the “Common Shares”), (ii) 5,781,951 Offering Shares issuable upon the conversion of Series 1 Convertible Preferred Stock (the “Series 1 Preferred”) and (iii) 2,369,000 Offering Shares issuable upon the exercise of warrants  to purchase the Company’s Common Stock (the “2013 Warrants,” and together with the Common Shares and Series 1 Preferred, the “Exchange Securities”).  The Offering Shares are being registered for resale from time to time by the selling stockholders (the “Selling Stockholders”) identified in the prospectus forming a part of the Registration Statement.

The Exchange Securities were issued to the Selling Stockholders solely in exchange for all of the Company’s outstanding (a) shares of Series A-1 Convertible Preferred Stock, par value $0.001 per share (the “Series A-1 Preferred”), (b) Convertible Promissory Notes (the “Convertible Notes”) convertible into shares of Series A-2 Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series A-2 Preferred Shares”), and (c) warrants, dated as of May 27, 2011 to purchase the Company’s Common Stock (the “2011 Warrants,” and together with the Series A-1 Preferred and Convertible Notes, the “2011 Securities”).  The 2011 Securities were issued by the Company to the Selling Stockholders in a private placement transaction that closed on May 27, 2011 (the “May 2011 Private Placement”).

The Exchange Securities were issued to the Selling Stockholders on August 27, 2013 in a private placement transaction (the “August 2013 Exchange Transaction”).  The Exchange Securities were issued in the August 2013 Exchange Transaction solely in exchange for the 2011 Securities that were purchased by the Selling Security Holders in the May 2011 Private Placement.  The Company filed the Registration Statement to fulfill its obligations under a Registration Rights Agreement dated

U.S. Securities and Exchange Commission
December 24, 2013

August 27, 2013 by and among the Company and the Selling Stockholders (the “Registration Rights Agreement”).

Below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

Prospectus

1.
Please clarify what you mean in footnote 14 and the similar footnotes when you say that “shares of common stock have been sold pursuant to their prior registration.”  If the shares are no longer owned by the selling stockholder, it is unclear why you believe it is appropriate to represent in this registration statement that those shares are being offered for sale by the selling stockholder.  Also, given the information regarding the number of shares that the selling stockholders acquired in the August 2013 exchange as mentioned in the attachments to your letter dated December 2, 2013, it appears that the sales that you mention in footnote 14 and the similar footnotes occurred after the exchange; please provide us you analysis supporting your conclusion that the prior registration statement (333-175507) registered for sale the securities issued after the exchange, citing all authority on which you rely.

In response to the Staff’s comment, the Company will amend footnotes 14 through 17 in the “Selling Stockholders” section of the prospectus to delete the statements regarding shares of common stock that “have been sold pursuant to their prior registration”.  It is the Company’s understanding that such shares, which consisted of Offering Shares issued by the Company to the Selling Stockholders identified in footnotes 14 to 17  in the August 2013 Exchange Transaction, were sold by such Selling Stockholders in reliance on Rule 144.  At the time of the initial filing of the Registration Statement on October 9, 2013, no such sales had occurred.  The Company agrees that such shares should not be reflected in the Registration Statement as shares being offered for sale.  As such, the Company will amend the Registration Statement and prospectus, including the table in the “Selling Stockholders” section of the prospectus, to remove such shares from the amount of shares being registered and offered for sale pursuant to the Registration Statement and prospectus.

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U.S. Securities and Exchange Commission
December 24, 2013

We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:           Ivan Trifunovich, Chief Executive Officer and President
John Harland, Chief Financial Officer